Exhibit 99.1

February 16, 2019

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager- Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE:WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI Listing Regulations

We would like to inform that Wipro Limited (“Company”) had filed an application with Securities and Exchange Board of India (SEBI) in November 2018 seeking exemption/relaxation of provisions of Regulation 24(ii) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018.

SEBI passed an order in this regard dated February 15, 2019 and published the same on its website. The order is available on SEBI website at https://www.sebi.gov.in/enforcement/orders/feb-2019/order-in-the-matter-of-wipro-limited_42078.html and a copy of the same is enclosed.

Wipro has an articulated payout policy and the Board of Directors evaluates the Company’s approach towards payouts to shareholders on an ongoing basis. Any decision on the proposal for buyback of shares will be taken by the Board of Directors at the appropriate time and will be intimated to the stock exchanges in accordance with the provisions of regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This is for your information and records.

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As Above

Wipro Limited Doddakannelli Sarjapur Road Bengaluru 560 035 India	T : +91 (80) 2844 0011 F : +91 (80) 2844 0054 E : info@wipro.com W : www.wipro.com C : L32102KA1945PLC020800

WTM/ GM/ CFD/ 90/ 2018-19

SECURITIES AND EXCHANGE BOARD OF INDIA

ORDER

UNDER SECTION 11(1) OF THE SEBI ACT READ WITH REGULATION 28 OF THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY-BACK OF SECURITIES) REGULATIONS, 2018.

IN THE MATTER OF BUY BACK OF SECURITIES IN -

COMPANY	WIPRO LIMITED

BACKGROUND -

1.

Wipro Limited (“Wipro/Company”) is a company incorporated under the provisions of the Companies Act, 1913. The registered office of Wipro is at Doddakannelli, Sarjapur Road, Bengaluru—560035. The shares of Wipro are listed on the BSE Limited (“BSE”) and the National Stock Exchange of India Limited (“NSE”).

2.

Wipro had filed an Application dated November 20, 2018 (“Application”) seeking exemption/relaxation from the strict enforcement of the requirement contained under Regulation 24(ii) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 (“Buy-back Regulations 2018”). The aforesaid Application has been necessitated on account of a Scheme of Amalgamation providing for the merger of Wipro’s wholly owned subsidiaries with itself, which is brought out in the subsequent paragraphs of this Order.

3.

From the Application along with the Scheme of Amalgamation (as intimated to BSE and NSE vide Wipro’s letter dated May 7, 2018 and stated to have been filed by the Company with the Hon’ble National Company Law Tribunal, Bengaluru Bench on May 10, 2018), the following is noted –

A.

In April 2018, the Board of Directors of Wipro (“Transferee Company”) had approved a Scheme of Amalgamation entailing the merger of four of its subsidiaries, viz. Wipro Technologies Austria GmbH (“Transferor Company 1” having its corporate seat in Austria), Wipro Information Technology Austria GmbH (“Transferor Company 2” having its corporate seat in Austria), NewLogic Technologies SARL (“Transferor Company 3”, a French Limited Liability Company) and Appirio India Cloud Solutions Private Limited (“Transferor Company 4”, a Company incorporated under the Companies Act, 1956) with itself under Section 230 to 232 read with Section 234 of the Companies Act, 2013. The Scheme of Amalgamation was subsequently approved by shareholders and unsecured creditors of the Company at their meeting held on September 19, 2018.

Order in the matter of Wipro Limited	Page 1 of 6

B.	The salient features of the Scheme of Amalgamation are as under –

i.

The Transferor Companies are wholly owned subsidiaries of the Transferee Company. The entire share capital of the Transferor Companies is held by the Transferee Company. Hence, upon the Scheme becoming effective, no shares of the Transferee Company shall be allotted in lieu or exchange of the shares of the Transferor Companies but rather the entire share capital of the Transferor Companies shall be cancelled and extinguished. The investments in the shares of the Transferor Companies, appearing in the books of account of Transferee Company shall, without any further act or deed, stand cancelled.

ii.

Transferor Company 1 and 2 are incorporated under the laws of Austria. In terms of Section 2 of the Federal Law on the Conversion of Commercial Companies of Austria, a company can merge with one or more companies incorporated under the laws of a jurisdiction other than that of Austria where the merger is permitted by the laws of such jurisdiction. The sole shareholder of Transferor Company 1 and 2 i.e.Wipro/Transferee Company, has approved the Scheme. The amalgamation/merger shall be in accordance with the requirements under the Austrian Law and any other Applicable Law.

iii.

Transferor Company 3 is incorporated under the laws of France. French Law does not regulate cross border mergers between a French company and another company located outside the European Union. However, French Law does not prohibit such mergers where the merger is permitted by the laws of the other jurisdiction and where the French entity follows the French Law applicable to a national merger. The sole shareholder of Transferor Company 3 i.e. Wipro/Transferee Company, has approved the Scheme. The amalgamation/merger shall be in accordance with the requirements under the French Law and any other Applicable Law.

iv.

Upon the Scheme becoming effective, the authorized share capital of the Transferor Company 4 shall stand combined with and be deemed to be added to the authorized share capital of the Transferee Company.

Order in the matter of Wipro Limited	Page 2 of 6

v.	Upon the Scheme becoming effective, all the Transferor Companies shall stand dissolved without being wound up and without any further act or deed on the part of the Transferor Companies.

vi.

Wipro/Transferee Company and the Transferor Company 4 shall file applications jointly under Sections 230 to 232 read with Section 234 of the Companies Act, 2013 to the National Company Law Tribunal (“NCLT”) for sanctioning the Scheme. The Scheme shall be conditional upon and subject to inter alia approval by the NCLT and compliance with such other conditions as may be imposed by the NCLT or other Government Authority. Transferor Companies 1, 2 and 3 shall initiate and pursue all actions necessary under the laws of Austria and France for their respective winding up.

vii.	The amalgamation will enable the Transferee Company to integrate its business operations and provide impetus to its operations.

C.	Wipro has submitted that -

i.

The Scheme of Amalgamation is pending sanction of the NCLT and other authorities and considering the backlog of cases at NCLT, there could be delays and the Company cannot anticipate the time that it may take to complete the merger process.

ii.

Since the Company has completed two buy-back programs - ₹2500 Crores in 2016 and ₹11000 Crores in 2017, the shareholders would expect that share buy-back program is an integral part of the Company’s approach to returning the surplus cash to them and would have planned their investments accordingly.

iii.

Vide Circular no. CFD/DIL3/CIR/2017/21 dated March 10, 2017 and Regulation 37(6) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, SEBI had exempted Schemes involving merger of a wholly owned subsidiary with holding company from various compliances. The rationale for granting exemption appears to be that such mergers are largely internal re-organisation within Group Companies and do not involve any share consideration. Further, the Companies Act, 2013 does not restrict Companies from announcing a buy-back during the pendency of any merger or amalgamation.

Order in the matter of Wipro Limited	Page 3 of 6

iv.

Considering that there is no new issuance of equity shares or change in the shareholding pattern of the Company consequent to the Scheme of Amalgamation, the requirement of Regulation 24(ii) of the Buy-back Regulations 2018 can be viewed as a procedural requirement in the present circumstances. Further, the Application is in the interests of investors as the shareholders of the Company (especially small shareholders) will benefit from return of surplus cash through the buy-back program.

4.

I have considered the Application made by Wipro along with all the material available on record. For the purpose of considering the instant Application, Regulation 24(ii) of the Buy-back Regulations 2018 is reproduced as under -

“24. Obligations of the company for all buy-back procedure:

(ii) No public announcement of buy-back shall be made during the pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Companies Act...”

5.

As per Regulation 28 of the Buy-back Regulations 2018, the Board may, in the interest of investors and the securities market, relax the strict enforcement of any requirement of the aforesaid Regulations except the provisions incorporated from the Companies Act, if the Board is satisfied that the requirement is procedural in nature or the requirement may cause undue hardship to investors. I note that the requirement contained in Regulation 24(ii) of the Buy-back Regulations 2018 is substantive in nature and prohibits the Company from making any public announcement of buy-back during the pendency of any Scheme of Amalgamation pursuant to the provisions of the Companies Act, 2013.

6.

In its Application, Wipro has submitted that relaxation from the requirement of Regulation 24(ii) of the Buy-back Regulations 2018, if approved by SEBI, will enable the Company to place a proposal for buy-back of equity shares for the consideration of the Board of Directors of the Company. In addition, Wipro has submitted that such proposed buy-back inter alia will be in the interests of investors as the shareholders of the Company (especially small shareholders) will benefit from return of surplus cash through the buy-back program. Further, Wipro have confirmed that there will be no new issue of equity shares or change in the shareholding pattern of the Company consequent to the Scheme of Amalgamation with its wholly owned subsidiaries. Wipro has also submitted that the merger is merely an internal re-organization with its Group of Companies and there will not be any material impact from the perspective of consolidated financial statements of the Company. Considering the aforementioned, I find that the requirement of Regulation 24(ii) of the Buy-back

Order in the matter of Wipro Limited	Page 4 of 6

Regulations 2018 can be viewed as a procedural requirement having regard to the facts of the present Application (i.e. a merger between a holding company and its wholly owned subsidiaries not involving any new issuance of equity shares or change in the paid-up share capital of the Company impacting the proposed buy-back). Accordingly, I am of the considered view that exemption/relaxation as sought for in the Application be granted to Wipro. However, such exemption/relaxation shall be subject to certain conditions stated herein. The exemption/relaxation has been granted as per the facts contained in the Application and subsequent correspondences received by SEBI from Wipro and shall not operate as a precedent.

Order -

7.

I, in exercise of the powers under Section 11(1) of the Securities and Exchange Board of India Act, 1992 (“SEBI Act”) and Regulation 28 of the Buy-back Regulations 2018, hereby grant exemption/relaxation to the Company, viz. Wipro, from ensuring compliance with the requirement of Regulation 24(ii) of the Buy-back Regulations 2018 in relation to the proposal for buy-back of equity shares (to be placed for the consideration of the Board of Directors of the Company) as mentioned in the Application.

8.	The exemption so granted is subject to the following conditions:

i.

The proposed buy-back, if approved by the Board of Directors of the Company, shall be in accordance with the relevant provisions of the Companies Act, 2013, the Buy-back Regulations 2018 and any other applicable law.

ii.	The statements/ averments made or facts and figures mentioned in the Application are true and correct.

iii.	The statements/averments made or facts mentioned in the Scheme of Amalgamation intimated to BSE and NSE vide Wipro’s letter dated May 7, 2018, are true and correct.

9.

The exemption granted above is limited to a relaxation from the strict enforcement of Regulation 24(ii) of the Buy-back Regulations 2018 and shall not be construed as a relaxation from any other requirement under the Buy-back Regulations 2018 or the provisions incorporated therein from the Companies Act, 2013.

Order in the matter of Wipro Limited	Page 5 of 6

10.	The Application dated November 20, 2018, filed by Wipro is accordingly disposed of.

Place: Mumbai	G. MAHALINGAM
Date: February 15, 2019	WHOLE TIME MEMBER
SECURITIES AND EXCHANGE BOARD OF INDIA

Order in the matter of Wipro Limited	Page 6 of 6